Mail Stop 3561

April 11, 2007

Dr. John Todd, President
Protokinetix, Inc.
885 West Georgia Street, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

> **Re: Protokinetix, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended**
> **December 31, 2005**
> **Supplemental Response dated April 10, 2007**
> **File No. 0-32917**

Dear Dr. Todd:

We have reviewed your filings and supplemental response and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

<u>Financial Statements</u>

1.   We have read your letter dated April 10, 2007, in response to our prior comment 1. The guidance in FIN 4, SFAS 2, and paragraph 42 of SFAS 141 requires that amounts assigned to tangible and intangible assets to be used in research and development projects that have no alternative future use be charged to expense at the acquisition date. The guidelines in paragraphs 8 - 10 of SFAS 2 for activities that should be identified as research and development activities are designed to accommodate a wide variety of activities, and include the translation of research findings or other knowledge into a plan or design for a new product or process or for a significant improvement to an existing product or process. For an asset to

Dr. Todd
Protokinetix, Inc.
April 11, 2007
Page 2

have an alternative future use, the use of the asset for economic benefit must not be contingent on further development. Based on the disclosures in your filings, it appears the AFGP and Biokinetix technologies need further development before you will have a commercially viable product. Since you do not appear to have alternative future uses that can generate income, it appears the costs of the licenses should have been treated as an expense on each acquisition date. We reiterate our request for you to revise the affected periodic reports to restate your financial statements, provide appropriate disclosures in accordance with SFAS 154, and appropriately updated audit reports. Also, revise to disclose your updated assessment of disclosure controls and procedures. Finally, please file an Item 4.02 Form 8-K immediately.

General

2.   Please submit in EDGAR your letter faxed to us on April 10, 2007.

Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR within 10 business days from the date of the comment letter. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies